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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                           SOLOMON TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83426W101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
Woodlaken LLC                            Copy to:
c/o Venture Partners Ltd.                Pepe & Hazard LLP
Mill Crossing, Bldg. A                   225 Franklin Street
1224 Mill Street                         16th Floor
East Berlin, CT 06023                    Boston, MA  02110
(860) 828-3332                           (617) 748-5500
Attn: Gary Laskowski                     Attn: Henry E. Knoblock
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   MAY 3, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 5

CUSIP No. 83426W101
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      1.      Names of Reporting Persons.  Woodlaken LLC
              I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------

      2.      Check the Appropriate Box if a Member of a Group
              (See Instructions)

              (a)

              (b)
--------------------------------------------------------------------------------

      3.      SEC Use Only
--------------------------------------------------------------------------------

      4.      Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
--------------------------------------------------------------------------------

      6.      Citizenship or Place of Organization    State of Connecticut
--------------------------------------------------------------------------------

              7.       Sole Voting Power            450,000 (1)
              ------------------------------------------------------------------
Number of
Shares Bene-  8.       Shared Voting Power        1,780,000 (2)
ficially by   ------------------------------------------------------------------
Owned by Each
Reporting     9.       Sole Dispositive Power       450,000 (1)
Person With   ------------------------------------------------------------------

              10.      Shared Dispositive Power   1,780,000 (2)
              ------------------------------------------------------------------

     11.      Aggregate Amount Beneficially Owned by Each Reporting Person

              2,230,000
--------------------------------------------------------------------------------

     12.      Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares (See Instructions)
--------------------------------------------------------------------------------

     13.      Percent of Class Represented by Amount in Row (11)    45.3%
--------------------------------------------------------------------------------

     14.      Type of Reporting Person (See Instructions)

              OO
--------------------------------------------------------------------------------

(1) The 450,000 shares of Common Stock, par value $0.001 per share (the "Common Stock") of Solomon Technologies, Inc. (the "Company") for which Woodlaken LLC ("Woodlaken") has sole voting power are comprised of (a) 150,000 shares of Common Stock that are issuable upon the conversion of 150,000 shares of Series A Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock") purchased by Woodlaken pursuant to a certain Securities Purchase Agreement, dated as of April 15, 2004 (the "Securities Purchase Agreement") by and among the Company, Woodlaken, and certain other investors (the "Investors") and (b) 300,000 shares of Common Stock issuable upon the exercise of Common Stock Warrants purchased by


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                                                                     Page 3 of 5


Woodlaken pursuant to the Securities Purchase Agreement. The shares of Common Stock are owned directly by Woodlaken. The managing members of Woodlaken are Gary M. Laskowski and Jonathan D. Betts, who hold voting and dispositive power for the securities held by Woodlaken. Each of Gary M. Laskowski and Jonathan D. Betts disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(2) The 1,780,000 shares of Common Stock for which Woodlaken has shared voting power are comprised of 1,780,000 shares of Common Stock that are issuable upon the conversion of 1,780,000 shares of Series A Preferred Stock purchased by the Investors and for which the Investors have granted to Woodlaken an irrevocable proxy to vote or act by written consent to the fullest extent permitted by and subject to applicable law. The managing members of Woodlaken are Gary M. Laskowski and Jonathan D. Betts, who hold voting and dispositive power for the securities held by Woodlaken. Each of Gary M. Laskowski and Jonathan D. Betts disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 per share (the "Common Stock") of Solomon Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1400 L&R Industrial Boulevard, Tarpon Springs, FL 34689.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by Woodlaken LLC, a Connecticut limited liability company ("Woodlaken").

         (b) The address of the principal office of Woodlaken is c/o Venture Partners Ltd., Mill Crossing, Bldg. A, 1224 Mill Street, East Berlin, CT 06023.

         (c) Not applicable.

         (d) During the past five years, neither Woodlaken, nor to Woodlaken's knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Woodlaken, nor to Woodlaken's knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Woodlaken LLC ("Woodlaken") purchased 150,000 shares of Series A Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), of the Company and a warrant to purchase 300,000 shares of Common Stock of the Company (the "Common Stock Purchase Warrant") for an aggregate purchase price of $150,000 pursuant to a certain Securities Purchase Agreement, dated as of April 15, 2004 (the "Securities Purchase Agreement") by and among the Company, Woodlaken, and certain other investors (the "Investors"). The shares of Series A Preferred Stock and the Common Stock Purchase Warrant purchased by Woodlaken are convertible or exercisable, as the case may be, into 150,000 shares of Common Stock and 300,000 shares of Common Stock, respectively. The consideration used by Woodlaken to purchase the shares of Series A Preferred Stock and the Common Stock Purchase Warrant was Woodlaken's own funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         All of the shares of Series A Preferred Stock and the Common Stock Purchase Warrant reported herein, including the shares of Common Stock issuable upon the conversion or exercise thereof, were acquired for investment purposes.


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                                                                     Page 5 of 5


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Woodlaken is deemed to beneficially own an aggregate of 2,230,000 shares of Common Stock, representing approximately 43.2% of the number of shares of Common Stock stated to be outstanding by the Company in its Annual Report on Form 10-KSB filed with the U.S. Securities and Exchange Commission on April 14, 2004.

         (b) Woodlaken has sole power to direct the vote and to direct the disposition of 450,000 shares of Common Stock.

         (c) Other than as set forth in this Schedule 13D, Woodlaken has not effected transactions in the shares of Common Stock of the Company during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
         ISSUER.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                     WOODLAKEN LLC

                                     By:   /s/ Gary M. Laskowski
                                           -------------------------------------
                                           Gary M. Laskowski, Manager

                                     Date: May 13, 2004
                                           -------------------------------------